                                                                      EXHIBIT 12

                      COMPUTATION OF RATIO OF EARNINGS TO
                 COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
                                  (UNAUDITED)
                     (dollars in thousands, except ratio's)


                                         1994     1995     1996      1997       1998
                                        ------  --------  -------  ---------  --------

Net income (loss) before taxes          $4,539  $(3,222)  $ 3,168  $(16,903)  $(4,524)
Interest expense                         3,869    5,409    14,275    15,939    12,867
                                        ------  -------   -------  --------   -------

  Earning before fixed charges           8,408    2,187    17,443      (964)    8,343
                                        ======  =======   =======  ========   =======

Preferred dividends                          -        -     2,129     3,346     6,335
Ratio of pretax income to net income      1.54     1.54      0.89      1.00      1.00
                                        ------  -------   -------  --------   -------

  Preferred dividend factor                  -        -     1,895     3,346     6,335

Fixed charges:
Interest expense                         3,869    5,409    14,275    15,939    12,867
Preferred dividend factor                    -        -     1,895     3,346     6,335
                                        ------  -------   -------  --------   -------

  Total fixed charges and preferred
    dividends                            3,869    5,409    16,170    19,285    19,202
                                        ======  =======   =======  ========   =======

  Ratio of earning to combined fixed
    charges and preferred dividend        2.17     0.40      1.08     (0.05)     0.43
                                        ======  =======   =======  ========   =======